SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION IN THE
ANNUAL GENERAL MEETING

56th Annual General Meeting

April 28, 2011

TABLE OF CONTENTS

1.	Message from the Chairman of the Board of Directors		3
2.	Guidance For Participation In the Annual General Meeting		4
	2.1	Attending Shareholder	4
	2.2	Shareholder Represented by Proxy	4
	2.3	Holders of ADRs	4
3.	Call Notice		5
4.	Information on the matters to be examined and discussed at the Annual General Meeting (AGM)		6
	4.1	EXAMINATION, DISCUSSION AND VOTING ON THE 2010 ANNUAL REPORT, BALANCE SHEET AND OTHER FINANCIAL STATEMENTS REFERRING TO THE 2010 FISCAL YEAR	6
	4.2	RESOLUTION ON THE EXECUTIVE BOARD’S PROPOSAL FOR ALLOCATION OF NET INCOME FOR THE FISCAL YEAR OF 2010 IN THE AMOUNT OF R$ 987,807,577.24 - INCLUDING PROFIT SHARING AND THE SUBSEQUENT DISTRIBUTION OF SHAREHOLDER PAYMENTS.	7
	4.3	ADEQUACY OF THE MAIN CLAUSE OF ARTICLE 4 AS A RESULT OF SHARES CONVERTION FROM PREFERRED A SHARES TO PREFERRED B SHARES, AS SHAREHOLDERS’ REQUEST	9
	4.4	ELECTION OF THE MEMBERS OF DIRECTORS BOARD DUE TO THE END OF TERM OF OFFICE	10
	4.5	ELECTION OF THE MEMBERS OF FISCAL COUNCIL DUE TO THE END OF TERM OF OFFICE	11
	4.6	DETERMINATION OF COMPENSATION OF MEMBERS OF THE BOARD OF DIRECTORS AND FISCAL COUNCIL	12
Annex (provided in Portuguese only)			14

1.    Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the Annual General Meeting of the Companhia Paranaense de Energia – Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s Annual General Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 56th Annual General Meeting (AGM) was called for April 28, 2011, at 2:30 pm, at the Company's headquarters at Rua Coronel Dulcídio nº 800, in the city of Curitiba.

The matters to be presented in the AGM for resolution of shareholders are described in the Call Notice and in this manual. In items 4 of this manual are specified the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meetings.

The CEO, one representative of the Fiscal Council and one representative of the independent auditors will attend the General Meeting, who will be able to provide further clarification required on any matter included in the AGM’ s agenda.

Your participation is very important, considering that issues relevant to the Company are dealt with in the meetings.

Sincerely,

Copel’s Administration

2.    Guidance For Participation In the Annual General Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting, or by appointing a proxy to represent them, as described below.

2.1.    Attending Shareholder

The shareholder wishing to take part in the General Meeting shall arrive 30 minutes before the time indicated in the Call Notice and bear the following documents:

Identity card (RG), or Alien’s Identity Card (RNE), or Brazilian Driver’s License (CNH), or an accreditation card issued by an official professional organization.

Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

2.2.    Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the AGM may appoint a proxy with powers to represent him/her.

Pursuant Article 126, paragraph 1, of the Brazilian Corporation Law 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the AGM.

The documents required are the following:

•         Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•         Bylaws or Articles of Incorporation and instrument of election/appointment of the managers in the event the grantee is a legal entity; and

•         Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned in the first and second items above shall be forwarded to Copel’s headquarters, Diretoria de Finanças, Relações com Investidores e de Controle de Participações, at Rua Coronel Dulcício nº 800 – 3rd floor, preferably 48 hours prior to the Meeting.

2.3.    Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the AGM.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the AGM procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com

3.    Call Notice

ORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Ordinary Shareholders’ Meeting to be held on April 28, 2011, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

  To analyze, discuss and vote the 2010 Annual Management Report, the balance sheet and other financial statements related to fiscal year of 2010;
  To decide on the Executive Board’s proposal to allocate the 2010 net income in the amount of R$987,807,577.24 - including Profit Sharing payment - and the subsequent payment to shareholders of R$281.5 million, as follows:

a) dividends in the gross amount of R$81,460,210.95, as follows: R$0.28328 per common share (ON); R$1.04782 per class “A” preferred share (PNA); R$0.31167 per class “B” preferred share (PNB); and

b) Interest on equity in the gross amount of R$200 million, R$85 million of which already declared and paid in advance on September 20, 2010, and the remaining R$115 million to be allocated as follows: R$0.40037 per common share (ON); R$1.15087 per class “A” preferred share (PNA); and R$0.44049 per class “B” preferred share (PNB);

   Amendment to the “caput” provision of Article 4, according to the prerogative set forth in paragraph 1 of Article 7, both of them in the Company’s Bylaws, due to the conversion of PNA shares into PNB shares, as per shareholders’ request;
  To elect the members of the Board of Directors, due to the expiration of the previous term on office
  To elect the members of the Fiscal Council, due to the expiration of the previous term of office; and
  To determine the compensation of Management and Fiscal Council members.

Notes: a) Documents referring to the matters to be discussed at the Ordinary Shareholders’ Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters; and b) Powers-of-attorney for the Ordinary Shareholders’ Meeting should be filed with the Shareholders’ Section of the Financial, IR and Attendance Control Department at the Company’s head office, at Rua Coronel Dulcídio, 800, 3º andar, Curitiba, at least  forty-eight hours prior to the meeting; c) Pursuant to CVM Rule 282, as of June 26, 1998, the minimum attendance of the voting capital necessary to request multiple vote to elect the members of the Board of Directors is 5% (five per cent).

Curitiba, March 24, 2011

Mauricio Schulman

Chairman of the Board of Directors

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspapers Gazeta do Povo and Diário Comércio, Indústria & Serviços de São Paulo, on March 29, 30 e 31, 2011 editions, being also available on the Company’s website (www.copel.com/ir).

4.    Information on the matters to be examined and discussed at the Annual General Meeting (AGM)

Below, the Company’s Management presents some clarifications related to each item for resolution at the AGM for the exercise of a conscious vote.

4.1.  EXAMINATION, DISCUSSION AND VOTING ON THE 2010 ANNUAL REPORT, BALANCE SHEET AND OTHER FINANCIAL STATEMENTS REFERRING TO THE 2010 FISCAL YEAR

Clarifications

The Management accounts are prepared through the Annual Report as well as the Financial Statements prepared by Copel’s Executive Board.

The Annual Report has information on the macroeconomic scenario and the Company’s financial performance and operations, with comments on the year’s income statement main accounts, as well as information related to employees, social responsibility, capital market and corporate governance, among others.

On the other hand, the Financial Statements express the Company’s financial-economic situation and equity changes in the fiscal year. By analyzing the Financial Statements it is possible to measure the equity situation, liquidity indexes, profitability level and the degree of indebtedness of the Company.

It is worth mentioning that the Company’s financial statements have been prepared pursuant to the accounting practices set forth by the corporate laws and the supplementary rules issued by the Brazilian Securities Commission (CVM) and accounting rules set forth by the Comitê de Pronunciamento Contábil – CPC (Committee of Accounting Pronouncement).

Copel’s Financial Statements mainly consolidate electric power companies and, accordingly, are presented in compliance with the recommendations of the specific legislation applied to the electric power public utility concessionaires.

The Annual Report and the Financial Statements have been approved by the Board of Executive Officers, the Audit Committee and the Board of Directors, and were subject to the opinion of the Fiscal Council, having thus been deemed adequate for submission to the shareholders.

Furthermore, the Company’s Financial Statements were audited and received a favorable opinion by the Company’s independent auditors, namely, Deloitte Touche Tohmatsu Auditores Independentes.

The analysis of the Fiscal Council and the opinions of the Fiscal Council and of the External Audit are attached to the Financial Statements.

Availablility of Information

The Annual Report and the Financial Statements shall be published in the Official Gazette of the State of Paraná, in the newspaper Gazeta do Povo and Diário Comércio, Indústria & Serviços de São Paulo, on March 28, 2010 editions, pursuant to the applicable laws, being also available at the Company’s headquarters, at BM&F Bovespa (Securities, Commodities and Futures Exchange), as well on Copel’s website (www.copel.com/ir).

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

4.2.    RESOLUTION ON THE EXECUTIVE BOARD’S PROPOSAL FOR ALLOCATION OF NET INCOME FOR THE FISCAL YEAR OF 2010 IN THE AMOUNT OF R$ 987,807,577.24 - INCLUDING PROFIT SHARING AND THE SUBSEQUENT DISTRIBUTION OF SHAREHOLDER PAYMENTS.

Clarifications

The allocation of net income consists in determining the portions of net income to be appropriated to the legal and statutory revenue reserves, or to be distributed.

The Company has been maintaining its policy for distribution of the minimum mandatory dividend set forth in the Bylaws (25% of net adjusted income), part of which as interest on own capital, based in annual proposals of the Executive Board, approved by the Board of Directors and the Annual General Meeting. Additionally in 2010, under the provisions of Law No. 11,638/07 and established in the ICPC 10, Company's management decided to pay dividend of 25% of reserve asset valuation adjustment.

Allocation

Appropriation

From the 2010 fiscal year net income, calculated according to the Brazilian corporate law, in the amount of R$ 987,807,577.24 (nine hundred and eighty-seven million, eight hundred and seven thousand, five hundred and seventy-seven reais and twenty-four cents) – corresponding to three reais and sixty-one cents (R$3.6097) per share of the paid-in capital stock - the Executive Board proposes the following appropriations:

a)    R$ 49,390,378.86 (fourty-nine million, three hundred and ninety thousand, three hundred and seventy-eight reais and eighty-six cents), equivalent to 5% of the net income, for creating the Legal Reserve, in accordance with Article 40, item II, of the Bylaws;

b)    R$ 115,000,000.00 (one hundred and fifteen million dollars) to pay for additional interest on capital, which are increased to R$ 85,000,000.00 (eighty-five million reais) already declared and paid in advance on 20.09.2010, and the remaining R$ 115 million to be distributed as follows; R $ 0.40037 per common share, R$ 1.15087 per preferred share class A, and R$ 0.44049 per preferred share class B, totaling R$ 200,000,000.00 (two hundred million reais), to partially replace the mandatory minimum dividend;

c)    R$ 81,460,210.95 (eigty-one million, four hundred and sixty thousand, two hundred and ten reais and ninety-five cents), to complement the value of the mandatory minimum, in accordance with the provisions of Articles 192 and 202 of Law No 6404/76, Article 9 and its paragraph 7 of Law 9249 of 26.12.95, in Article 6 and paragraphs of the Bylaws and in Article 40, section IV, paragraph 1, to be distributed as follows:       R$ 0.28328 per common share, R$ 1.04782 per preferred share      class A, and R$ 0.31167 per preferred share class B;

•                   As the legal and statutory provisions mentioned above, the basis for calculating the dividend is derived from net income, less the share going to the legal reserve. However, according to the dividend policy adopted since the year 2010, such base shall include the achievement of comprehensive income, mentioned in item 28 of the ICPC No. 10, so as to eliminate the effects caused to result for the increase in depreciation expenses resulting from the adoption of new accounting standards established by the CPC Accounting Standard No. 27 - Fixed Assets - in the amount of R$ 103,117,003.18 (one hundred and three million one hundred and seventeen thousand, three reais and eighteen cents).

d)    R$ 760,073,990.61 (seven hundred and sixty million, seventy-three thousand, nine hundred and ninety reais and sixty one cents), representing the remaining net profit for the year, as Retained Profit in accordance with the provisions of Article 196 of Law 6404/76, to ensure the investment program of the Company;

•                   From the year 2010, the value of setting up a stock of retained earnings is the sum of the balance of net income (after the legal reserve, interest on capital and dividends) with the addition to the account retained earnings come from the realization of equity valuation, which is item 28 of the ICPC nº. 10 of R$ 103,117,003.18 (one hundred and three million, one hundred and seventeen thousand, three reais and eighteen cents) .

The profit retention reserve seeks to meet the needs of the Company’s permanent assets funding program, pursuant to Article 196 of the Brazilian Corporation Law, and this reserve is established by retaining the remaining balance of the year’s net income after deduction of the legal reserve, interest on own capital and dividends.

Below, there is a breakdown of the appropriations proposed herein:

Achievement of asset valuation adjustments	103.117.003,180
Net income for the year	987,807,577.24
Legal reserve (5%)	(49,390,378.86)
Interest on own capital	(200.000.000,0)
Dividends	(81,460,210.95)
Profit retention reserve for investments	(760,073,990.61)

PROFIT SHARING AS AN INSTRUMENT FOR CAPITAL AND LABOR INTEGRATION AND AS INCENTIVE TO PRODUCTIVITY

Law 10,101, of December 19, 2000, regulates profit sharing, as an instrument for integration of capital and labor and as an incentive to productivity, pursuant to Article 7, item XI, of the Brazilian Constitution.

In order to comply with the referred to law and the specific Collective Bargaining Agreement, the Executive Board proposes the distribution, as profit sharing, of sixty-five million, two hundred and twenty-two thousand, four hundred and thirty-four reais and ninety-six cents (R$ 65,222,434.96) to be paid to the employees of the wholly-owned subsidiaries. This amount is recorded in the Financial Statements under caption Personnel Expenses, according to item 26.2 of the CVM/SNC/SEP directive release no.1, of February 14, 2007.

Management’s opinion

The Management of the Company considers that the propositions addressed herein are in compliance with the laws in force and the Bylaws and they fulfill the interests of the Company. For this reason, said propositions should be fully approved by the General Meeting.

Fiscal Council Report

The Fiscal Council of Companhia Paranaense de Energia - Copel, in compliance with legal and statutory provisions, examined the Proposal of the Executive Board to ensure adequate 'caput' of Article 4, according to the privilege provided for in § 1 of Article 7, both in the Bylaws of the Company. "The proposal includes conversion of PNA shares in GNP, at the request of shareholders and consequent adaptation of Art. 4 of the Bylaws of the Company. The Fiscal Council is of the opinion that the above proposal is in accordance with the legal and statutory provisions in force, and is therefore able to be submitted to stockholders appreciation.

Approvals

This matter was examined and approved by the Executive Board in its 1943rd Meeting held on March 21, 2011, by the Board of Directors in its 132nd Ordinary Meeting held on March 23, 2011 and, also, it received a favorable opinion from the Fiscal Council in its 440th Meeting held on March 22, 2011.

Voting right

In this item, only holders of common shares are entitled to vote.

4.3.    ADEQUACY OF THE MAIN CLAUSE OF ARTICLE 4 AS A RESULT OF SHARES CONVERTION FROM PREFERRED A SHARES TO PREFERRED B SHARES, AS SHAREHOLDERS’ REQUEST

Whereas according to the privilege provided for in paragraph 1 of Article 7 of the Bylaws of the Company, there was conversion of Preferred A shares in Preferred B shares, at the request of shareholders, and that this would also lead to adjustments in the main clause of Article 4, it is proposed that the same article, before these two settings, should read as follows:

Underwritten paid up capital is R $ 6,910,000,000.00 (six billion, nine hundred and ten million reais represented by 273,655,375 (two hundred seventy-three million, six hundred and fifty-five thousand, three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 388,945 (three hundred and eighty-eight thousand, nine hundred and forty-five) shares are Class “A” shares and 128,235,350 (one hundred twenty-eight million, two hundred and thirty-five thousand, three hundred and fifty) shares are Class “B” shares.

4.4.    ELECTION OF THE MEMBERS OF DIRECTORS BOARD DUE TO THE END OF TERM OF OFFICE

Clarifications

The Board of Directors is a decision-making body, composed, in Copel, by 7 (seven) or 9 (nine) members, brazilian, shareholders, residing in the country and elected by the General Assembly as provided by the Brazilian Corporation Law (Federal Law No. 6404/76).

In compliance with the deadlines set by the Securities and Exchange Commission - CVM, in its Instruction No. 481 of December 17th of 2009, the documents and information relating to matters to be decided at the ESM, including members appointed by the Major Shareholder, shall be available to the market until the date of publication of the Call of Notice, which must be available at least 30 days before the Meeting.

According to Brazilian Corporation Law, in order to taking office all Directors Board members shall sign a statement validating the information that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Instruction 358/2002, through which they undertake to comply with the rules therein.

Vacancies and voting right

Copel’s Board of Directors is currently composed of nine members, being the vacancies, considering the closure of office, filled as follows:

1. by the CEO of the Company, which acts as Executive Secretary of the Board, as stated in Article 21, paragraph VII of the Bylaws (only holders of ordinary shares are entitled to vote);

2. four by the State of Paraná, majority shareholder of the Company (only holders of common shares are entitled to vote);

3. two by BNDES Participacoes SA, as provided for in the shareholders agreement entered into with the State of Paraná (only holders of ordinary shares are entitled to vote);

4. one by the employees, whose appointment takes the form of state relevant legislation (only have voting rights to holders of ordinary shares);

5. one by a minority, in accordance with article 239 of the Corporations Law - the election is separate (the controlling shareholders can not vote), on which the holders of common and preferred shares has the right to vote, considering  elected the candidate receiving the highest percentage representation of the Company's capital without limit.

Nominations and voting right

As provided by CVM Instruction 282, dated 26/06/1998, the minimum percentage of voting capital necessary to require the adoption of cumulative voting for election of members of the Board is 5% (five percent).

According to Copel’s Board of Directors Rules, whose provisions are complementary and / or regulatory standards contained in the Bylaws and the laws governing the activities of the Company, are presented for consideration and vote of shareholders at this AGM, to complete the term for the triennium 2011 - 2013, the following indicated by the Major Shareholder in order to set Copel’s Board of Directors:

•         Mr. Lindolfo Zimmer – Executive Secretary;

•         Mr. Mauricio Schulman;

•         Mr. Paulo Procopiak de Aguiar;

•         Mr. José Richa Filho; and

•         Mr. Ivan Lelis Bonilha.

Complementary information and curricula from the indicated above are attached to this Manual, according to CVM’s Instruction n. 481/09 (annex I to V)

The Board Members indicated by BNDESPar will be presented at the date of this AGM.

As the law does not stipulate early submission of proposed names for election,  the other shareholders may indicate, at the Annual General Meeting, its candidate during the analysis of the subject, if they have the right to do so, according to the criteria specified in subsection 5 of Vacancies and Voting Rights.

Given the provisions of relevant state laws and Copel’s Internal Rules, a vacancy in the Board of Directors is filled by a representative of Company’s employees, elected by their peers, in a direct vote, being his/her name submitted for review and voting by the Shareholders in AGM.

Being that the election process in progress, the vacancy of employee’s representative shall be submitted for consideration and vote of Shareholders at the next AGM.

Voting right

In this item, only holders of common shares are entitled to vote.

4.5.    ELECTION OF THE MEMBERS OF FISCAL COUNCIL DUE TO THE END OF TERM OF OFFICE

Copel’s Fiscal Council operates on a permanent basis and its main duties are overseeing the managers’ acts, examining and giving an opinion on the Financial Statements and reporting its conclusions to the Company’s shareholders.

Pursuant to Article 31 of the Company’s Bylaws, the shareholders elect the members of the Fiscal Council for a unified term of office of one year, which, in the case of this Council, expires at the AGM of April 2010.

According to Brazilian Corporation Law 6,404/1976, for taking office, all members of the Fiscal Council shall sign a statement that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Instruction 358/2002, through which they undertake to comply with the rules therein.

Vacancies and voting right

Copel’s Fiscal Council comprises five sitting members and an equal number of alternate members, with re-election authorized, as follows:

a)       three members and respective alternate members nominated by the State of Paraná (only holders of common shares have voting rights);

b)       one member and respective alternate nominated by the minority holders of common shares - the election is carried out separately (controlling shareholders may not vote), and only the minority holders of common shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no miminum limit; and

c)     a member and alternate nominated by the holders of preferred shares - the election is separate (the controlling shareholders can not vote), the right to vote only the holders of preferred shares, considering the election of the candidate receiving the highest representing a percentage of shares of the Company, without limit

Nominations

Pursuant to CVM Instruction No. 481 of 7.12.2009, the shareholder must state the AGM, to fill the vacancies for which you are entitled to election:

Membres

Joaquim Antonio Guimarães de Oliveira Portes

Luiz Antonio da Veiga Sebastiani

Alternates

Osni Ristow

Sergio Roberto Zonatto

Roberto Brunner

Annex I: Item 12.6 to 12.10 of Reference Form

As the law does not make mandatory the early submission of the proposed names for election, the other shareholders may indicate in this General Assembly, their candidate during the examination of the subject, if they have the right to do so, according to the criteria specified in item Vacancies and Right to Vote.

4.6.    DETERMINATION OF COMPENSATION OF MEMBERS OF THE BOARD OF DIRECTORS AND FISCAL COUNCIL

Clarifications

Annually, the General Meeting shall determine the annual compensation of the Members of the Board of Directors and of the Fiscal Council of the Company.

Traditionally, the policy and the percentages of compensation are set forth at the General Meeting, in accordance with the proposal presented by the majority shareholder, which include:

a)       the maintenance, for the Executive Officers, of the same type of compensation already adopted by the Company;

b)       to each of the sitting members of the Board of Directors and of the Fiscal Council, the monthly compensation of fifteen percent (15%) of the compensation which, on average, is assigned to each Executive Officer, including the 13th salary;

c)       if a member of the Fiscal Council is at times replaced by his/her respective alternate member, the alternate member shall receive, in each month when the replacement occurs, the same compensation of the member, without affecting the compensation of the latter.

           Annex II - Item 13 (Management Compensation)

Voting right

In this item, only holders of common shares are entitled to vote.

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING

56TH ANNUAL GENERAL MEETING

12.6.	For each of the Director, Alternate Director and Executive Offcer of the Issuer, state in table below:
Fiscal Council Composition
Name	Age	Ocupation	CPF/ National identification Number	Current Position	Election date	Inauguratio n date	Term of office	Other position s held in the Issuer	Nominate d by the Issuer
Joaquim Antonio Guimarães de Oliveira Portes	69	Lawyer	005.082.929-72	Chairma n	28/01/201 1	28.01.2011	2010/2011	None	Yes
Luiz Eduardo da Veiga Sebastiani	50	Economist	353.542.759-20	Member	28.01.201 1	28.01.2011	2010/2011	None	Yes
To be filled in a future GM	-	-	-	-	-	-	-	-	-
Massao Fabio Oya	29	Accountant	297.396.878-06	Member	27.04.201 0	27.04.2010	2010/2011	None	Yes
Murici dos Santos	35	Lawyer	248.933.788-21	Member	27.04.201 0	27.04.2010	2010/2011	None	Yes
Osni Ristow	72	Administrat or	110.282.709-68	Alternate	28.01.201 1	28.01.2011	2010/201 1	None	Yes
Sérgio Roberto Zonatto	54	Accountant	274.886.839-00	Alternate	28.01.201 1	28.01.2011	2010/201 1	None	Yes
Roberto Brunner	68	Accountant	114.387.549-49	Alternate	28.01.201 1	28.01.2011	2010/201 1	None	Yes
To be filled in a future GM	-	-	-	-	-	-	-	-	-
To be filled in a future GM	-	-	-	-	-	-	-	-	-

12.7.

Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory:

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Not applied

12.8.	For each of the Directors and Fiscal Council Members, provide: a. Curriculum

JOAQUIM ANTONIO GUIMARÃES DE OLIVEIRA PORTES

Birth Date: 17.07.1941

CURRENT POSITION: Member of the Fiscal Council of Companhia Paranaense de Energia - Copel, elected by the 181st Ordinary General Meeting held on 23.01.2010, term of office 2010-2011; Special Advisor to the Governor’s Office; Member of Reviewing Comittee Working Group; Member of G-Gov/PR Working Group; and Member of “Clean Hands” Working Group.

MAIN ACTIVITIES: Alternate from Sanepar Board of Directors; Chief Administrative Financial Officer of

Paraná Esporte; Member of Conselho Estadual do Esporte; Chief of Legal Advisor from Instituto de Desenvolvimento Educacional do Paraná; and Chief Executive Officer of Justice State Department. EDUCATION

Law Degree from Faculdade de Direito da Universidade Católica do Paraná; Journalism Degree from Faculdade de Filosofia, Ciências e Letras da Universidade Católica do Paraná; Post Graduation in Public Admiistration from Escola Brasileira de Administração Pública da FGV - RJ; Specialization in Administrative Law from Faculdade de Direito da Pontifícia Universidade Católica de São Paulo – SP

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

ii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

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a. Curriculum

LUIZ EDUARDO DA VEIGA SEBASTIANI Birth Date: 24.09.1960

CURRENT POSITION: Member of the Fiscal Council of Companhia Paranaense de Energia - Copel, elected by the 181st Ordinary General Meeting held on 23.01.2010, term of office 2010-2011; and Municipal Secretary of Finance from Curitiba.

MAIN ACTIVITIES : Professor of Pontifícia Universidade Católica do Paraná; Chairman of Economy Regional Council of Paraná for three terms; State Representative on Federal Economy Council - Cofecon; Chief Transport Officer and Chaiman of Urban Adminstration Council from Curitiba – URBS; and Member of Cohab (Housing Company) Board of Directors.

EDUCATION:

Degree in Economy from Universidade Federal do Paraná - UFPR; and Master’s Degree in Economy Theory from Universidade Estadual de Campinas - UNICAMP.

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

ii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

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a. Curriculum

MASSAO FÁBIO OYA BIRTH DATE: 07.11.1981

CURRENT POSITION: Member of the Fiscal Council of Companhia Paranaense de Energia - Copel, elected by the 181st Ordinary General Meeting held on 23.01.2010, term of office 2010-2011; Corporate Governance Consultant; Senior Accounting Analyst MAIN ACTIVITIES: Analysis of the DFP, ITR, Trial Balance, among other accounting documents for consultancy in the Corporate Governance; oordination of the monthly Financial Statements from large companies; Preparation of Financial Statements and Notes; Preparation of LALUR - (Livro de Apuração do Lucro Real), and DIPJ fulfillment.

EDUCATION

Accounting Science and MBA in Financial and Controllership Management from Centro Universitário Padre Anchieta (2009).

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

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a. Curriculum

MURICI DOS SANTOS BIRTH DATE: 8/03/1975

CURRENT ACTIVITIES: Member of the Fiscal Council of Companhia Paranaense de Energia - Copel, elected by the 181st Ordinary General Meeting held on 23.01.2010, term of office 2010-2011; Consultant; Member of Fiscal Council of Tafibrás Participações S.A.

MAIN ACTIVITIES: Provision of consultancy services and business consultancy in the administrative, financial, and corporate performance in Fiscal Councils.

EDUCATION

Graduation in Law from Universidade Guarulhos (2007).

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

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a. Curriculum OSNI RISTOW BIRTH DATE: 08/24/1938.

CURRENT ACTIVITIES: Alternate of the Fiscal Council of Companhia Paranaense de Energia - Copel, elected by the 181st Ordinary General Meeting held on 23.01.2010, term of office 2010-2011;

MAIN ACTIVITIES: Chairman of Fundação Copel de Previdência e Assistência Social (1980-1983), Member of the Investment Committee of Copel (2004-2010).

EDUCATION

Graduation in Sociology, with specializatin in Politics and Public Administration ans Companies.

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

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a. Curriculum

SERGIO ROBERTO ZONATTO BIRTH DATE: 07/23/1957.

CURRENT ACTRIVITIES: Alternate of the Fiscal Council of Companhia Paranaense de Energia - Copel, elected by the 181st Ordinary General Meeting held on 23.01.2010, term of office 2010-2011 MAIN ACTIVITIES: Executive Fiscal Officer of Compagas, Fundação Copel de Previdência e Assistência Social and Internet by Sercomtel, Board Member of Sercomtel Telecommunicações S.A.; Sercomtel; Onda ISP; Escoeletric, Braspower and Lactec.

EDUCATION

Degree in Accounting; Masters in Finance, Data Processing, Project Management and Executive Education.

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

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12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer:

R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer:

R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer:

R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer:

R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer:

R.: None.

b. Direct or indirect controller of the Issuer:

R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

d. R.: None.

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ANNEX II TO THE MANUAL FOR PARTICIPATION AT THE 56th ANNUAL GENERAL MEETING

13. Management compensation

13.1. Describe the company’s policies or practices for the compensation of members of the Board of Directors, Statutory and Non-Statutory Executive Board, Fiscal Council, statutory committees, as well as audit, risk, financial and compensation committees, with regard to the following aspects:
a. objectives of the compensation policy or practice

b. breakdown of the compensation, indicating:

i. description of the compensation components and the objectives of each

ii. the proportion of each component in relation to total compensation

iii. calculation and adjustment methods used for each component

iv. justification for components of compensation

c. key performance indicators that are taken into consideration when determining each compensation component

d. how compensation is structured as to reflect the evolution of performance indicators

e. how the compensation policy or practice is lined with the company’s interest in the short, medium and long terms

f. existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

g. existence of any compensation or benefit connected with the occurrence of a certain corporate event

13.1.a R:
The General Meeting, in accordance with Article 152 of Law 6404/76, sets the annual compensation, including charges, of the Directors and Fiscal Council Member of Copel and that according to the same practice adopted in previous years, takes into account the previous years’ remuneration plus the cumulative restatement from that time and, eventually, the real gain.
There are no other specific objectives of this practice than purely pay the administrators and Fiscal Council members for the services rendered to the Company, for there are no payments linked to achievement of any goals nor variable payment or performance indicators consisting, therefore, the remuneration, only of salary and for Audit Committee members special bonus is added.

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No remuneration of administrators and Fiscal Council members is supported by holly-owned subsidiary, or direct or indirect controlling companies and there is no compensation or benefits linked to the occurrence of certain corporate event such as the sale of Company’s corporate control.

Regarding the methodology remuneration adjustment calculation for their participation in the Audit Committee, the first criteria, established in 2008, defined that the member of the Board to take part of that Committee would receive additional compensation equivalent to a bonus function established for Superintendents of Company, $ 3,000.00 (three thousand reais) per month. However, considering the workload, the responsibilities involved and the amount paid by the market for the activity for the equivalent activity, it was decided to change that fee value $ 5,000.00 (five thousand reais) per month.

For 2011, given to item 1 of article 12 of CVM Instruction 481/2009, we report that the Major Shareholder shall propose an annual overall limit, including charges, of R $ 8,700,000.00.

The global annual remuneration of administrators and Fiscal Council members, with charges to be fixed by the General Meeting should also be proposed that until 81.0% (R$ 7,047,000.00) should be allocated to the Executive Board, until 8,5% (R$ 739,500.00) to Board of Directors; until 2,5% (R$ 217,500.00) to the Audit Comittee and until 8% (R$ 696,000.00)to Fiscal Council.

For each of the acting members of the Board os Directors and Fiscal Council, according to criteria laid down in § 3 of art. 162 of the Corporations Law, monthly is paid a compensation equivalent to 15% (fifteen percent) of what, on average, is allocated to each Chief Officer, including the 13th salary.

Under the terms of art. 11 of the Regulation approved by State Decree No. 6343 of 18.09.85, the representative of employees elected to the Board of Directors receives no payment.

In cases of possible replacement of a Fiscal Council Member by the Alternate, this one will receive, in each month during which any substitution, amount equivalent to the remuneration of the holder, with no loss to the payment thereof.

13.1.b	i.	The compensation is monthly, not linked to goals.
	ii.	Not applicable.
	iii.	The annual adjustment, in October, can be possibly composed by inflation plus real gain.
	iv.	Copel is a mixed capital company, which provides public service, therefore, does not consider it useful to define other criteria for compensation of composition other than a monthly amount.

13.1.c There is no key performance indicators.

13.1.d Not applicable

13.1.e As this is monthly payment, it aligns the interests of the Company to the extent that is characterized as fixed expense.

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13.1.f Not applicable 13.1.g Not applicable

13.2.	Please fill in the following details for all the compensation booked in the last 3 years and the
	estimated	compensation for the current year, paid to the Board of Directors, Statutory
	Executive	Board and the Fiscal Council:
a.	body
b.	number of members
c.	compensation divided into:
i. fixed annual compensation, divided into:
salary or pro-labore
direct and indirect benefits
Compensation for participating in committees
other
ii. variable compensation, divided into:
bonus
profit sharing
compensation for participating in meetings
commissions
other
iii. post-employment benefits
iv. termination benefits
v. share-based compensation:
d.	amount, by body, of compensation paid to the Board of Directors, Statutory Executive Board and Fiscal Council
e.	total compensation paid to the Board of Directors, Statutory Executive Board and Fiscal Council

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13.2.a Executive Board
13.2.b Number of Members	13.2.c.i Fixed annual compensation (with payroll charges)	2009	2010	2011
2009 = 08 2010 = 08 2011 = 08	Salary	5.643.743,35	5.845.888,15	6.461.580,14
	Direct and indirect benefits	None	None	None
	Compensation for participating in committees	None	None	None
	Other - contribution to pension plan according to table item 10.13 (cost is considered)	171.394,19	428.249,78	574.853,22
	13.2.c.ii Variable compensation	None	None	None
	13.2.c.iii Post- employment benefits	None	None	None
	13.2.c.iv Termination Benefits	None	None	None
	13.2.c.v Share- based compensation	None	None	None
13.2.a Board of Directors
13.2.b Number of Members	13.2.c.i Fixed annual compensation (with payroll charges)	2009	2010	2011
9	Salary	535.665,44	680.453,17	757.814,97
(Note: a) 3 board
members do not
receive
compensation; b)
the compensation of
board members
excludes amounts
paid to 3 who are
members of the
Audit Committee
whose bonuses
worth R$ 5000.00 +
taxes for 2009, 2010
and 2011 )	Compensation for participating in committees	None	None	None
	Direct and indirect benefits	None	None	None
	Compensation for participating in committees (Audit Committee)	180.000,0	180.000,00	180.000,00
	Other	None	None	None
	13.2.c.ii Variable compensation	None	None	None

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	13.2.c.iii Post- employment benefits	None	None	None
	13.2.c.iv Termination benefits	None	None	None
	13.2.c.v Share- based compensation	None	None	None
13.2.a Fiscal Council
13.2.b Number of Members	13.2.c.i Fixed annual compensation (with payroll charges)	2009	2010	2011
10 (5 members and 5 alternates) Alternate members only receive compensation if called to a meeting)	Salary	570.235,93	573.586,56	681.494,97
	Compensation for participating in committees	None	None	None
	Direct and indirect benefits	None	None	None
	Compensation for participating in committees	None	None	None
	Other	None	None	None
	13.2.c.ii Variable compensation	None	None	None
	13.2.c.iii Post- employment benefits	None	None	None
	13.2.c.iv Termination benefits	None	None	None
	13.2.c.v Share- based compensation	None	None	None

13.2.d Amount, per body, of compensation (with payroll charges, excluding amounts participating in committees)
Body	2009	2010	2011
Executive Board	5.815.137,54	6.274.137,93	7.036.433,36
Board of Directors	715.665,44	860.453,17	937.814,97
Fiscal Council	570.235,93	573.586,56	681.494,97
13.2.e Total compensation (with payroll charges)
Bodies	2009	2010	2011
Executive Board + Board of	7.101.038,91	7.708.177,66	8.655.743,30
Directors + Fiscal Council

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13.3.	Please fill in the following details of the variable compensation during the last 3 fiscal years and
	the	estimated variable compensation for the current year, paid to the Board of Directors,
	Statutory	Executive Board and Fiscal Council:
a.	Body
b.	number of members
c.	for bonuses
i. minimum amount in the compensation plan
ii. maximum amount in the compensation plan
iii. amount in the compensation plan if the established goals are met
iv. amount registered in the results of the last 3 years
d.	for profit sharing
i. minimum amount in the compensation plan
ii. maximum amount in the compensation plan
iii. amount in the compensation plan if the established goals are met
iv. amount registered in the results of the last 3 years

13.3 R: Not applicable.

13.4.	Please fill in the following details for share-based compensation for the Board of Directors and of Executive Officers Compensation in effect last year and estimated for the current year:
a.	general terms and conditions
b.	key plan objectives
c.	how the plan contributes to these objectives
d.	how the plan fits with the company’s compensation policy
e.	how the plan aligns the management's interests with the company’s in the short, medium and long term
f.	maximum number of shares covered
g.	maximum number of options to be granted
h.	conditions for acquisition of shares

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i.	criteria for fixing the acquisition or strike price
j.	criteria for fixing the exercise deadline
k.	settlement method
l.	share transfer restrictions
m.	criteria or events that, if proved, will lead to the suspension, alteration or termination of plan
n.	effects of the manager’s departure from the company on his rights under the share-based compensation plan

13.4 R: Not applicable.

13.5.

Inform the number of shares or quotas held by members of the Board of Directors, Statutory Executive Board, or Fiscal Council, either directly or indirectly, in Brazil or abroad, and other securities convertible into shares or quotas, issued by the company, its direct or indirect controllers, parent companies or companies under common control, grouped by body, as of the closing of the last fiscal year.

13.5 Executive Board
Name	Number of shares	Position
Lindolfo Zimmer	2.500 PNB	Chief Executive Officer and member of Board of Directors
Julio Jacob Junior	0	Chief Legal Officer
Yára Christina Eisenbach	1 ON	Chief Corporate Management Officer
Pedro Augusto do Nascimento Neto	1 ON	Chief Distribution Officer
Jorge Andriguetto Junior	0	Chief Engineering Officer
Jaime de Oliveira Kuhn	0	Chief Power Generation &Transmission and Telecommunications Officer
Ricardo Portugal Alves	1 ON	Chief Financial, Investor Relations and External Stockholding Officer
Gilberto Mendes Fernandes	0	Chief of Environment and Corporate Citizenship Officer
13.5 Board of Directors
Name	Number of shares	Position
Mauricio Schulman	1 ON	Chairman of the Board
Lindolfo Zimmer	2.500 PNB	Member of the Board and Chief Executive Officer
Jorge Michel Lepeltier	10.001 ON	Member

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	10 PNB
Paulo Procopiak de Aguiar	1 ON	Member
José Richa Filho	1 ON	Member
Ivan Lelis Bonilha	1 ON	Member
Luis Antonio Rodrigues Elias	1 ON	Member
João Carlos Fassina	1 ON	Member
13.5 Fiscal Council
Name	Number of shares	Position
Joaquim Antonio Guimarães de Oliveira Portes	0	Chairman of the Fiscal Council
Luiz Eduardo da Veiga Sebastiani	0	Member
Massao Fabio Oya	0	Member
Murici dos Santos	0	Member
Osni Ristow	0	Alternate Member
Sérgio Roberto Zonatto	0	Alternate Member
Roberto Brunner	0	Alternate Member

13.6.

Please fill in the following details of share-based compensation booked in the results of the last 3 years and the estimated compensation for the current year, for the Board of Directors and the Statutory Executive Board:

a.	body
b.	number of members
c.	for each share option granted
	i.	date granted
	ii.	number of options granted
	iii.	vesting period
	iv.	deadline for exercising the shares
	v.	period of restriction on share transfer
	vi.	weighted average strike price of each of the following groups of options:
open at the beginning of the year
lost during the year
exercised during the year

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· expired during the year

d.	fair value of shares on grant date
e.	dilution potential if all the granted options are exercised

13.6 R: Not applicable.

13.7.	Please fill in the following details for the Board of Directors’ and Statutory Board’s open stock
	options	at the end of last year:
a.	body
b.	number of members
c.	For options not yet exercised
	i.	number
	ii.	end of vesting period
	iii.	deadline for exercising shares
	iv.	period of restriction on share transfer
	v.	weighted average strike price
	vi.	fair value of options on the last day of the year
d.	for exercisable options
	i.	number
	ii.	end of vesting period
	iii.	period of restriction on share transfer
	iv.	weighted average strike price
	v.	fair value of options on the last day of the year
	vi.	fair value of all the options on the last day of the year

13.7 R: Not applicable.

13.8.	Please fill in the following details for options exercised and shares delivered as share-based compensation for the Board of Directors and the Statutory Executive Board during the last 3 years

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a.	body
b.	number of members
c.	for exercised options, please inform:
	i.	number of shares
	ii.	weighted average strike price
	iii.	total difference between exercised value and market value of shares related to options exercised
d.	for shares delivered given, inform:
	i.	number of shares
	ii.	weighted average acquisition price
	iii.	total difference between acquisition amount and market value of the shares acquired

13.8 R: Not applicable.

13.9.	Brief description of the information necessary to understand the data in items 13.6 to 13.8, such as an explanation of the methods used for pricing shares and options, indicating at least:
a.	pricing model
b.	dates and premises used in the pricing model, including the weighted average price of shares, strike price, expected volatility, expiry of the option, dividends expected and risk-free interest.
c.	method used and premises made to incorporate the expected effects of early exercise
d.	manner in which expected volatility was determined
e.	was any other characteristic of the option incorporated in calculating its fair value

13.9 R: Not applicable.

13.10. Provide the following information on pension plans in effect for members of the Board of Directors and Executive Board:

a.	body
b.	number of members
c.	name of plan
d.	number of managers with the conditions to retire

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e.	conditions for early retirement
f.	updated amount of the contributions to pension plan at the end of the year, excluding the contributions directly made by the managers
g.	total value of contributions to pension plan made last year, excluding the contributions directly made by the managers
h.	if there is the possibility of early redemption and its conditions

PENSION PLANS – PLANS I and II, PLAN III
13.10a to h.
EXECUTIVE BOARD– 7 members
Name	Date Included	Plan	Age	Current Situation	Benefit Date	Benefit	Savings Amount
LINDOLFO ZIMMER	31/08/1972	Complementary	68	RETIRED	23/03/1998	23.259,06	-
JORGE ANDRIGUETTO JUNIOR	27/02/1976	Plano III	57	Active	57 yrs.	option	703.564,69
JULIO JACOB JUNIOR	03/01/2011	Plano III	34	Active	45 yrs.	option	11.035,94
PEDRO AUGUSTO DO NASCIMENTO NETO	02/06/1980	Plano III	53	Active	57 yrs.	option	970.247,23
YÁRA CHRISTINA EISENBACH	02/04/1984	Plano III	56	Active	59 yrs.	option	451.876,38
JAIME DE OLIVEIRA KUHN	20/07/1987	Plano III	48	Active	58 yrs.	option	642.883,56
RICARDO PORTUGAL ALVES	01/06/1978	Plano III	57	Active	59 yrs.	option	950.637,15
GILBERTO MENDES FERNANDES	03/01/2011	Plano III	54	Active	59 yrs.	option	11.035,94
BOARD OF DIRECTORS
8 members
JORGE MICHEL LEPELTIER	no	no	-	-		-	-
LUIZ ANTONIO RODRIGUES ELIAS	no	no	-	-	-	-	-
JOÃO CARLOS FASSINA	02/01/1984	Plano III	54	Active	55 a.	option	178.491,84
MAURICIO SCHULMAN	25/08/1972	Básico	79	APO	01/08/1984	4.806,50	-
PAULO PROCOPIAK DE AGUIAR	31/08/1972	Complementary	70	APO	01/11/1992	7.758,30	-
JOSÉ RICHA FILHO	no	no	-	-	-	-	-

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IVAN LELIS BONILHA	no	no	-	-	-	-	-
NOTE: Item H: after leaving the company, the participant can redeem 100% of his contributions

13.11.	Please fill in the following details, for the last 3 fiscal years, for the Board of Directors, Statutory Executive Board and Fiscal Council:
a.	body
b.	number of members
c.	highest individual compensation
d.	lowest individual compensation
e.	average individual compensation

Compensation
13.11.a Body	13.11.b Number of Members	13.11.c Highest individual compensation			13.11.d Lowest individual compensation			13.11.e Average individual compensation
		2009	2010	2011	2009	2010	2011	2009	2010	2011
Executive Board	607.176,32	607.176,32	634.195,68	675.418,40	551.973,28	576.537,76	614.012,64	559.860,80	583.744,96	621.688,32
Board of Directors	83.979,20	83.979,20	87.561,76	93.253,28	83.979,20	87.561,76	93.253,28	83.979,20	87.561,76	93.253,28
Audit Comittee (same for all mem- bers)	03	80.000,00	80.000,00	80.000,00	80.000,00	80.000,00	80.000,00	80.000,00	80.000,00	80.000,00
Fiscal Council (same for all mem- bers)	10 (5 members and 5 alternates) (Alternate members only receive compensation if called to a meeting)	83.979,20	87.561,76	93.253,28	83.979,20	87.561,76	93.253,28	83.979,20	87.561,76	93.253,28

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13.12. Describe all contractual arrangements, insurance policies or other instruments containing mechanisms for compensation or indemnification of the managers in case of removal from the position or retirement, indicating the financial consequences for the Issuer

13.12 R: Not applicable.

13.13. In the last 3 years, indicate the percentage of total compensation for each body recognized in the payer's results relating to the members of the Board of Directors, Statutory Board of Executive Officers or Fiscal Council that are related parties to the direct or indirect controlling shareholders, as defined by the accounting rules governing this matter

13.13 R: Not applicable.

13.14. In the last 3 years, indicate the amounts paid to members of the Board of Directors, statutory Executive Board or Fiscal Council, grouped by body, for any reason other than the position held, such as commissions and consulting or advisory services

13.14 R: Not applicable.

13.15. In the last 3 years, indicate the amounts recognized in the results of the direct and indirect controlling shareholders, companies under common control and subsidiaries of the Company, as compensation of the members of the Board of Directors, Statutory Board of Executive Officers, grouped by body, specifying why these amounts were assigned to these individuals.

13.15 R: Not applicable.

13.16. Provide any other relevant information

13.16 R: Not applicable.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 05, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.